China Digital TV Announces New Date of Dividend Payment

BEIJING, China, March 30, 2012 – China Digital TV Holding Co., Ltd. (NYSE: STV) (“China Digital TV” or the “Company”), the leading provider of conditional access (“CA”) systems to China’s expanding digital television market, today announced that the payment of a special cash dividend (the “Dividend”) to its shareholders, initially scheduled to be made on or around December 30, 2011, has received regulatory approval by the foreign exchange authority in China for the repatriation of U.S. dollars. The Company will transfer the dividend payment on April 6, 2012 to its eligible shareholders, among whom American Depositary Receipt (ADR) holders will receive the dividend payment approximately seven business days after the transfer in accordance with the ADR bank distribution process.

On May 20, 2011, the Company announced a special cash dividend of US$0.56 per share on the Company’s ordinary shares, par value US$0.0005 per share. Shareholders of record, including holders of the Company’s American Depository Shares (“ADSs”), as of the close of business on June 20, 2011, U.S. Eastern Daylight Time, are eligible to receive the Dividend. The record date for the Dividend is not affected by the new payment date. The total amount of the Dividend is US$33.421 million.

This is the third time that the Company has declared dividends to its shareholders since its initial public offering and listing on the NYSE in 2007. The Company’s first declaration of dividends was announced in December 2008 and paid in January 2009. The second declaration of dividends of $2.00 per ADS was announced in November 2010 with two payment installments of $1.00 per ADS each in January and May of 2011, respectively.

As of December 31, 2011, China Digital TV had cash and cash equivalents and restricted cash totaling US$257.2 million. In the fourth quarter of 2011, cash flow generated from operations was approximately US$29.5 million.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "may," "should" and similar expressions. Such forward-looking statements include, without limitation, statements regarding the outlook for the first quarter of 2012 and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV's strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports filed with the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about China Digital TV's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the progress of the television digitalization in the PRC, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies' participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government's policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers. China Digital TV conducts substantially all of its business through its PRC subsidiary, Beijing Super TV Co., Ltd., and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd., as well as subsidiaries of its affiliate.

For investor and media inquiries, please contact:

In China:

Nan Hao

China Digital TV

Tel: +86.10.6297.1199 x 9780

Email: ir@chinadtv.cn

Josh Gartner

Brunswick Group LLC

Tel: +86.10.5960.8600

Email: chinadigital@brunswickgroup.com

In the US:

Cindy Zheng

Brunswick Group LLP

Tel: +1.212.333.3810

Email: chinadigital @brunswickgroup.com